WEBSAFETY, INC.
2201 West Royal Lane, Suite 200
Irving, Texas 75063

February 6, 2011

Effie Simpson
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	WebSafety, Inc. File No. 333-140378

Dear Ms. Simpson:

In response to your letter dated January 7, 2011 the following contains our response to your comment on said letter.

Due to the fact that our actual results have not met our estimated projections for the year ended December 31, 2010; we have agreed to impair the unamortized approximate amount of $1,600,000 of the WebSafety Technology and adjust the carrying amount to $0 as of December 31, 2010.

In connection with the Company’s response to the SEC comment the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

Rowland W. Day II

Rowland W. Day II